

May 8, 2014

Via E-Mail
Mr. Simon Crowe
Chief Financial Officer
Gaslog Ltd.
Gildo Pastor Center
7 Rue du Gabian
Monaco, 98000

      Re: Gaslog Ltd.
               Form 20-F for the year ended December 31, 2013
               Filed March 27, 2014
               File No. 001-35466

Dear Mr. Crowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Pending Vessel Acquisition, page 33

1. We note that on January 15, 2014 you announced an agreement with Methane Services Limited, an affiliate of BG Group, to purchase three 145,000 cbm steam-powered LNG carriers, and to charter those ships back to BG Group for six-year initial terms, which closed on April 10, 2014, as further described in the press release included as an exhibit to your Form 6-K filed on April 10, 2014. We also note that the aggregate cost to GasLog for the ships was expected to be approximately $468 million. Please tell us and disclose in MD&A and the notes to your financial statements your planned accounting treatment for this transaction. As part of your response, please indicate how the purchase price for the vessels was determined and indicate whether any portion of the $468 million of consideration paid in connection with this transaction has been allocated to the charter agreements with MSL that were entered into in connection with this transaction. If not, please explain why.

Item 5. Operating and Financial review and Prospects

Critical Accounting Policies

Ship Cost, Lives and Residual Value

Impairment of Vessels, page 72

2. In light of the significant amount of vessels on your balance sheets, please revise the critical accounting policies and estimates section to include a more thorough discussion of how you analyze your vessels for impairment under the guidance in IAS 36 Specifically, please revise to explain in further detail how you estimate projected cash flows related to your vessels including the rates used for future periods for which you do not currently have charter agreements, and the discount rates used in your impairment analysis. Your revised disclosure should include a detailed discussion explaining the methods and significant assumptions used by management to determine the recoverable amount of the vessels for purposes of your impairment analysis.

3. Please consider expanding the Critical Accounting Policies section of MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table any vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

Note 11. Borrowings, page F-24

4. We note from the disclosure included on page F-27 that in June and July of 2013, Gaslog as corporate guarantor for all of the loan facilities, entered into supplemental agreements with all the respective banks whereby the ratio of total indebtedness divided by total capitalization was amended to a maximum percentage of 75% from 65% that was initially agreed. We also note that a total amendment fee of $1,499,768 was paid. Please tell us and revise the notes to your financial statements to explain how the amendment fee that was paid was accounted for in your financial statements.

Note 21. Derivative Financial Instruments, page F-37
Interest rate swaps held for trading

5. We note from the disclosure on page F-39 that the change in the fair value of interest rate swaps held for trading as of December 31, 2013 amounted to a gain of $19,828,517 compared to a loss for the year ended December 31, 2012 of $4,619,052 which was recognized against earnings in the period incurred and is included in (loss) gain on swaps. Please tell us and explain in the notes to your financial statements the changes in facts or circumstances that resulted in the recognition of a gain during 2013 as compared to a loss during 2012. Your discussion in MD&A should be similarly revised.

Note 25. Subsequent Events, page F-44

6. We note from the disclosure in Note 26 and elsewhere in the filing that in February 2014, GasLog Partners L.P., a subsidiary of the Company, made a confidential submission to the U.S. Securities and Exchange Commission of a draft registration statement on Form F-1 for an initial public offering of units formed to own certain of GasLog's LNG carriers with multi-year charters. Please tell us and explain in the notes to your financial statements how you plan to account for this subsidiary in your financial statements following the completion of the initial public offering. In a related matter, please also explain whether you expect to recognize a gain or loss on the sale on the units by your subsidiary in your financial statements in connection with its planned public offering and explain how any gain or loss will be calculated or determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief